May 31, 2007

Re:	Jazz Pharmaceuticals, Inc.
Common Stock
Registration Statement on Form S-1 No. 333-141164

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

In connection with the proposed offering of the above-captioned securities, we, as representatives of the several underwriters, hereby join with the request of Jazz Pharmaceuticals, Inc. (“the Company”) that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on May 31, 2007, at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of preliminary prospectus: May 17, 2007

(ii)	Dates of Distribution: May 17, 2007, through the date hereof

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: approximately 8,194

(v)	Number of prospectuses distributed to others, including the Company, the Company’s counsel and independent accountants, and underwriters’ counsel: approximately 205

(vi)	We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

Acting severally on behalf of themselves and the several Underwriters

By:	/s/ Bryan W. Andrzejewski
Name:	Bryan W. Andrzejewski
Title:	Executive Director

[Underwriters Acceleration Request]